EXHIBIT 11

                COMPUTATION OF NET INCOME PER COMMON SHARE
                   INCSTAR CORPORATION AND SUBSIDIARIES

                                                    Quarter Ended
                                          March 29, 1996    March 31, 1995
PRIMARY EARNINGS PER COMMON SHARE:
Average shares outstanding                    16,413,689        16,362,485
Dilutive stock options and warrants -
based on the treasury stock method               219,676            17,443
                                              16,633,365        16,379,928

Net income                               $     1,158,000  $        799,000

Net income per share                     $          0.07  $           0.05
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